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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                       PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of July 2004

                        Commission File Number 000-50556


                        VIATEL HOLDING (BERMUDA) LIMITED
                 (Translation of registrant's name into English)


                                  INBUCON HOUSE
                                    WICK ROAD
                             EGHAM, SURREY TW20 0HR
                                 UNITED KINGDOM
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F [X]          Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [ ]          No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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Viatel Holding (Bermuda) Limited ("Viatel"), the pan-European communications company, today announced that Stephen Grist, its Chief Financial Officer, has resigned to pursue other business opportunities. Stephen joined Viatel in 1998 and was instrumental in the restructuring of the company as well as its recent financing.

Brian McArthur Muscroft, Group Finance Director at Eckoh Technologies, has been named as Viatel's new Chief Financial Officer and will take up the role in August 2004.

Lucy Woods, Chief Executive Officer, commented, "We thank Stephen for his significant contributions to Viatel, and wish him well in his new endeavours. We are also delighted to be welcoming Brian to the company and look forward to his involvement as we continue to build Viatel's business following our successful financing".





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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the Undersigned, thereunto duly authorized.


                                        By: /s/  Stuart Blythe
                                            ------------------------------------
                                            Name:  Stuart Blythe
                                            Title: Group General Counsel


Date July 21, 2004